

May 26, 2023

Qian Wang
Chief Executive Officer
YSMD, LLC
745 5th Ave, Suite 500
New York, NY 10151

>   **Re: YSMD, LLC**
>   **Offering Statement on Form 1-A**
>   **Post-Qualification Amendment No. 4**
>   **Filed May 8, 2023**
>   **File No. 024-12008**

Dear Qian Wang:

        We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 4 filed May 8, 2023

Expected Annualized Returns, Expected Annual Dividend Ratios and Expected Average Growth Rates, page 36

1.   We note your response to prior comment 14 and your revised disclosure. Please tell us how you determined you have a reasonable basis for the assumptions used to calculate the expected annualized return, expected annual dividend ratio, expected annual growth rate and/or expected average growth rate for each series. Include within your response your consideration of the following when determining assumptions are reasonable:

- property operating history;
- short term nature of property leases;
- property management and renovation management fees; and
- each series' concentrated interest in a single property and the reliance on that single

property for its cash flows.

Please also revise to explain why the Expected Annual Return amount includes "the initial investment in the property" and "the net proceeds expected to be earned upon the selling of the property at the end of the holding period," and state the holding period for each property. In addition, we note you have not disclosed the assumed occupancy rate or amounts allocated to servicing debt for the 1742 Spruce Street property. We also note that you state the expected annualized return for the 2340 Hilgard property is 16.2% on page 36, but on your website, you state the expected annual return is 14.8%. Please explain to us your discrepancy.

General

2. We note your response to comment 3. Please revise your Summary section to include the organizational chart of 1742 Spruce Street LLC. Please also revise your Interest of Management and Others in Certain Transactions section to include the real estate purchase disclosure regarding YSMD Series A.

3. We note your revised disclosures in response to prior comment 12, and that Mr. Wang is signing as the Principal Accounting Officer and Principal Financial Officer. We also refer to your disclosure on page 43 that Xuefei Hui is your Chief Financial Officer. As the executive officers you list should refer to the individuals in charge of a principal business function (such as finance), please revise your disclosures to explain which financial and accounting responsibilities are held by Ms. Hui and which financial and accounting responsibilities are held by Mr. Wang. Refer to Instruction 2 to Item 10(a) of the Form 1-A.

4. We refer to your website disclosure on the About Us page under the section titled "Meet The Team." Other than Mr. Wang, please tell us the basis for including on your website each person listed. In this regard, we note that the section title "Meet The Team" suggests that such persons are employed by you/Collab. However, it appears that certain persons are employed elsewhere, and their affiliation with you/Collab, if any, is unclear. As a non-exclusive example only, your website states that Messrs. Lucas and Valenti hold current roles as Chief Operating Officer and Chief Creative Officer, respectively, at Scalio.

   Additionally, please revise your disclosure regarding Mr. Chew's employment status with you/Collab, or advise. In this regard, we note that it appears his employment with you/Collab ended in December 2022.

5. We note your response to comment 14. Please also explain to us the basis for your website disclosure regarding historical performance information that encompasses other properties (e.g., historical yields) not held by you. More specifically, we note your references to "Historical yields of 19%" and "19% HISTORICAL IRR Across realized deals in the Collab portfolio" under the sections titled "We give investors" and "Collab by

numbers," respectively.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jill Wallach, Esq.